Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2012	2011	2010	2009	2008(b)
Excluding interest on deposits
Income from continuing operations before income taxes	$28,917	$26,749	$24,859	$16,067	$2,773
Fixed charges:
Interest expense	8,498	9,749	9,357	10,372	19,693
One-third of rents, net of income from subleases(a)	554	562	578	569	507
Total fixed charges	9,052	10,311	9,935	10,941	20,200
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	172	59	127	(21)	623
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$38,141	$37,119	$34,921	$26,987	$23,596
Fixed charges, as above	$9,052	$10,311	$9,935	$10,941	$20,200
Ratio of earnings to fixed charges	4.21	3.60	3.51	2.47	1.17
Including interest on deposits
Fixed charges as above	$9,052	$10,311	$9,935	$10,941	$20,200
Add: Interest on deposits	2,655	3,855	3,424	4,826	14,546
Total fixed charges and interest on deposits	$11,707	$14,166	$13,359	$15,767	$34,746
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$38,141	$37,119	$34,921	$26,987	$23,596
Add: Interest on deposits	2,655	3,855	3,424	4,826	14,546
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$40,796	$40,974	$38,345	$31,813	$38,142
Ratio of earnings to fixed charges	3.48	2.89	2.87	2.02	1.10

(a)	The proportion deemed representative of the interest factor.

(b)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, JPMorgan Chase merged with The Bear Stearns Companies Inc. Each of these transactions was accounted for as a purchase, and their respective results of operations are included in the Firm’s results from each respective transaction date.